UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

TRISTATE CAPITAL HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

89678F100

(CUSIP Number)

Jennings J. Newcom

Lovell Minnick Partners LLC

Radnor Financial Center

150 N. Radnor Chester Road, Suite A200

Radnor, PA 19087

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Jeffrey R. Brandel

Davis Graham & Stubbs LLP

1550 Seventeenth Street, Suite 500

Denver, Colorado 80202

(303) 892-9400

December 15, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of  Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89678F100	Schedule 13D

1	Names of Reporting Persons LM III TriState Holdings LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power —

	8	Shared Voting Power 3,373,693

	9	Sole Dispositive Power —

	10	Shared Dispositive Power 3,373,693

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,373,693

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 11.8%(1)

14	Type of Reporting Person (See Instructions) OO

(1)  This calculation is based on 28,589,938 shares of Common Stock outstanding as of December 15, 2017 as reported in the Issuer’s Registration Statement on Form S-3.

CUSIP No. 26433B107	Schedule 13D

1	Names of Reporting Persons LM III-A TriState Holdings LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power —

	8	Shared Voting Power 1,504,356

	9	Sole Dispositive Power —

	10	Shared Dispositive Power 1,504,356

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,504,356

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.3%(1)

14	Type of Reporting Person (See Instructions) OO

(1)  This calculation is based on 28,589,938 shares of Common Stock outstanding as of December 15, 2017 as reported in the Issuer’s Registration Statement on Form S-3.

CUSIP No. 26433B107	Schedule 13D

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Lovell Minnick Equity Partners III LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power —

	8	Shared Voting Power 3,373,693

	9	Sole Dispositive Power —

	10	Shared Dispositive Power 3,373,693

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,373,693

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 11.8%(1)

14	Type of Reporting Person (See Instructions) PN

(1)  This calculation is based on 28,589,938 shares of Common Stock outstanding as of December 15, 2017 as reported in the Issuer’s Registration Statement on Form S-3.

CUSIP No. 26433B107	Schedule 13D

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Lovell Minnick Equity Partners III-A LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power —

	8	Shared Voting Power 1,504,356

	9	Sole Dispositive Power —

	10	Shared Dispositive Power 1,504,356

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,504,356

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.3%(1)

14	Type of Reporting Person (See Instructions) PN

(1)  This calculation is based on 28,589,938 shares of Common Stock outstanding as of December 15, 2017 as reported in the Issuer’s Registration Statement on Form S-3.

CUSIP No. 26433B107	Schedule 13D

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Lovell Minnick Equity Advisors III LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) Not applicable

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power —

	8	Shared Voting Power 4,878,049

	9	Sole Dispositive Power —

	10	Shared Dispositive Power 4,878,049

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,878,049

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 17.1%(1)

14	Type of Reporting Person (See Instructions) PN

(1)  This calculation is based on 28,589,938 shares of Common Stock outstanding as of December 15, 2017 as reported in the Issuer’s Registration Statement on Form S-3.

CUSIP No. 26433B107	Schedule 13D

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Fund III UGP LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) Not applicable

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power —

	8	Shared Voting Power 4,878,049

	9	Sole Dispositive Power —

	10	Shared Dispositive Power 4,878,049

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,878,049

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 17.1%(1)

14	Type of Reporting Person (See Instructions) OO

(1)  This calculation is based on 28,589,938 shares of Common Stock outstanding as of December 15, 2017 as reported in the Issuer’s Registration Statement on Form S-3.

CUSIP No. 26433B107	Schedule 13D

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Lovell Minnick Partners LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) Not applicable

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power —

	8	Shared Voting Power 4,878,049

	9	Sole Dispositive Power —

	10	Shared Dispositive Power 4,878,049

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,878,049

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 17.1%(1)

14	Type of Reporting Person (See Instructions) OO

(1)  This calculation is based on 28,589,938 shares of Common Stock outstanding as of December 15, 2017 as reported in the Issuer’s Registration Statement on Form S-3.

This amendment No. 1 (the “Amendment No. 1”) to Schedule 13D relates to the Schedule 13D filed on May 14, 2013 (the “Schedule 13D”) by (i):  (a) LM III TriState Holdings LLC, a Delaware limited liability company (“LM III”); (b) LM III-A TriState Holdings LLC, a Delaware limited liability company (“LM III-A”); (c) Lovell Minnick Equity Partners III LP, a Delaware limited partnership (“LMEP III”); (d) Lovell Minnick Equity Partners III-A LP, a Delaware limited partnership (“LMEP III-A”); (e) Lovell Minnick Equity Advisors III LP, a Delaware limited partnership (“LMEA III”); (f) Fund III UGP LLC, a Delaware limited liability company (“UGP III”); and (g) Lovell Minnick Partners LLC, a Delaware limited liability company (“LMP”) (collectively, the “Reporting Persons”), relating to the common stock, par value $0.01 per share (the “Common Stock”), of TriState Capital Holdings, Inc., a Pennsylvania corporation (the “Issuer”).

Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings set forth in the Schedule 13D.

Except as specifically amended by this Amendment No. 1, the Schedule 13D is unchanged.

Item 4.                                                         Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

“On December 15, 2017, the Issuer filed a registration statement on Form S-3 covering a potential offering of securities by the Issuer and also permitting the Reporting Persons to sell shares of Common Stock from time to time.  The registration statement on Form S-3 was filed pursuant to the Registration Rights Agreement previously filed as Exhibit 10.4 hereto.  The Reporting Persons have no current plan to sell shares of Common Stock, but they reserve the right to do so or to take such other actions with respect to their Common Stock as they deem appropriate, as further elaborated in the Schedule 13D.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 21, 2017

LM III TRISTATE HOLDINGS LLC

By:	Lovell Minnick Equity Partners III LP,
its Manager

By:	Lovell Minnick Equity Advisors III LP,
its General Partner

By:	Fund III UGP LLC, its General Partner

By:	Lovell Minnick Partners LLC,
its Managing Member

By:	/s/ Jennings J. Newcom
	Name:	Jennings J. Newcom
	Title:	Managing Director

LM III-A TRISTATE HOLDINGS LLC

By:	Lovell Minnick Equity Partners III-A LP,
its Manager

By:	Lovell Minnick Equity Advisors III LP,
its General Partner

By:	Fund III UGP LLC, its General Partner

By:	Lovell Minnick Partners LLC,
its Managing Member

By:	/s/ Jennings J. Newcom
	Name:	Jennings J. Newcom
	Title:	Managing Director

LOVELL MINNICK EQUITY PARTNERS III LP

By:	Lovell Minnick Equity Advisors III LP,
its General Partner

By:	Fund III UGP LLC, its General Partner

By:	Lovell Minnick Partners LLC,
its Managing Member

By:	/s/ Jennings J. Newcom
	Name:	Jennings J. Newcom
	Title:	Managing Director

LOVELL MINNICK EQUITY PARTNERS III-A LP

By:	Lovell Minnick Equity Advisors III LP,
its General Partner

By:	Fund III UGP LLC, its General Partner

By:	Lovell Minnick Partners LLC,
its Managing Member

By:	/s/ Jennings J. Newcom
	Name:	Jennings J. Newcom
	Title:	Managing Director

LOVELL MINNICK EQUITY ADVISORS III LP

By:	Fund III UGP LLC, its General Partner

By:	Lovell Minnick Partners LLC,
its Managing Member

By:	/s/ Jennings J. Newcom
	Name:	Jennings J. Newcom
	Title:	Managing Director

FUND III UGP LLC

By:	Lovell Minnick Partners LLC,
its Managing Member

By:	/s/ Jennings J. Newcom
	Name:	Jennings J. Newcom
	Title:	Managing Director

LOVELL MINNICK PARTNERS, LLC

By:	/s/ Jennings J. Newcom
	Name:	Jennings J. Newcom
	Title:	Managing Director

Index of Exhibits.

10.1                        Preferred Stock Purchase Agreement dated April 24, 2012 by and among TriState Capital Holdings, Inc. and the Purchasers named therein (incorporated by reference to Exhibit 10.5 to TriState Capital Holdings Inc.’s Form S-1 filed on April 2, 2013).*

10.2                        Amendment No. 1 to the Preferred Stock Purchase Agreement effective August 10, 2012 (incorporated by reference to Exhibit 10.6 to TriState Capital Holdings Inc.’s Form S-1 filed on April 2, 2013).*

10.3                        Agreement Regarding Perpetual Convertible Preferred Stock, Series C, effective as of March 8, 2013 by and among TriState Capital Holdings Inc. and LM III TriState Holdings LLC and LM III-A TriState Holdings LLC (incorporated by reference to Exhibit 10.7 to TriState Capital Holdings Inc.’s Form S-1 filed on April 2, 2013).*

10.4                        Registration Rights Agreement made as of August 10, 2012, by and among TriState Capital Holdings Inc. and LM III TriState Holdings LLC and LM III-A TriState Holdings LLC (incorporated by reference to Exhibit 10.8 to TriState Capital Holdings Inc.’s Form S-1 filed on April 2, 2013).*

99. 1                     Joint Filing Agreement dated May 14, 2013.*

* Previously Filed